

May 9, 2014

Via E-mail
Jonathan Ellenthal
Vice Chairman and Chief Executive Officer
Patent Properties, Inc.
Two High Ridge Park
Stamford, CT 06905

     Re: **Patent Properties, Inc.**
          Amendment No. 1 to Registration Statement on Form S-3
          Filed April 30, 2014
          File No. 333-195190

Dear Mr. Ellenthal:

We have reviewed your amended draft registration statement and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 25, 2014.

General

1.   We note your response to prior comment 1 that you have 17,695,786 shares of voting and non-voting common equity held by non-affiliates. Please provide us a detailed explanation as to how you calculated the shares and which shareholders you excluded as affiliates. We note that Jay Walker, the Executive Chairman of the Board of Directors, and his affiliate, Walker Digital, LLC, hold 82.5% of the common stock and 100% of the Series B convertible preferred stock. We further note that the Form 10-K for the fiscal year ended December 31, 2013 indicates that the aggregate market value held by non-affiliates on June 30, 2013 was $10,324,541.

Undertakings, page II-3

2.   Please refer to prior comment 3 and revise to exclude the undertakings that are not applicable to your offering. In this regard, we note that the undertaking in paragraph 5 relating to Rule 430B is not applicable to your filing because you have not omitted any information from the prospectus. Further, it appears that the undertaking in paragraph 6 relating to the primary offering of securities is not applicable to this registration statement for the resale of securities by selling stockholders.

Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP